SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated May 1, 2003
                           Commission File No. 1-14838

                                _______________

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)
                                   _________

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

          Enclosure: Press release dated April 30, 2003 announcing the resolutions passed at Rhodia's annual general shareholders meeting of April 29, 2003.


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                                 [RHODIA LOGO]


                                                                  PRESS RELEASE

                   RHODIA ANNUAL GENERAL SHAREHOLDERS MEETING


Paris, April 30, 2002 - During the Ordinary Annual General Meeting of Shareholders convened in Paris yesterday, Rhodia's shareholders approved all resolutions* proposed by the Board of Directors and rejected those to which the Board had not agreed. Shareholders present or represented at the meeting owned 64.59% of Rhodia's capital stock.

On the basis of the financial results for the year 2002, the Annual Shareholders' Meeting approved the payment of a dividend of (euro)0.18 per share, tax credit included, to be paid on July 1, representing a distribution ratio of 42%. This dividend is similar to the one distributed to Rhodia shareholders in 2002.

The Annual Shareholders' Meeting also confirmed the appointment of three directors coopted by the Board in 2002:

    o    Jean-Marc Bruel, Member of the Aventis Supervisory Board.
    o Patrick Langlois, Vice-Chairman of the Management Board of Aventis and Chief Financial Officer of Aventis.
    o    Yves Rene Nanot, Chairman and CEO of Ciments Francais.

The Annual Shareholders' Meeting voted by more than 65% against the cooptation of Edouard Stern as a Director, and rejected by more than 67% the resolution submitted by Mr. Hughes de Lasteyrie du Saillant in his capacity as legal representative of Valauret SA, calling for the early termination of Jean-Pierre Tirouflet's membership of the Board of Directors of Rhodia.

The Annual Shareholders' Meeting also approved the appointment of PricewaterhouseCoopers to act as statutory auditors of Rhodia for the next six years.

At the Annual Shareholders' Meeting, Jean-Pierre Tirouflet announced that the Board of Directors had coopted Michel de Fabiani, Chairman and CEO of BP France and Vice President Europe of BP, as a director during its meeting held earlier in the day.

* With the exception of the resolution concerning the ratification of the appointment of Pierre Letzelter, which ceased to apply following his resignation.


Rhodia is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the consumer care, food, industrial care, pharmaceuticals, agrochemicals, automotive, electronics and fibers markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)6.6 billion in 2002 and employs 24,500 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.


Contacts

Press Relations
Jean-Christophe Huertas             Tel: 33-1 55 38 42 51
Lucia Dumas                         Tel: 33-1 55 38 45 48

Investor Relations
Marie-Christine Aulagnon            Tel: 33-1 55 38 43 01
Fabrizio Olivares                   Tel: 33-1 55 38 41 26


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                                    SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: May 1, 2003                      RHODIA

                                       By:    /s/ PIERRE PROT
                                              -----------------------
                                       Name:  Pierre PROT
                                       Title: Chief Financial Officer






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